February 23, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Rockwell Automation, Inc. Form 10-K for the year ended September 30, 2009 Filed November 18, 2009 File No. 1-31783
Ladies and Gentlemen:
This letter is in response to the comments of the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated January 28, 2010 from Kevin L. Vaughn, Accounting Branch Chief, Division of Corporation Finance, to Theodore D. Crandall, Senior Vice President and Chief Financial Officer of Rockwell Automation, Inc. (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “filing”). Set forth below are the Staff’s comments contained in Mr. Vaughn’s letter (in bold face type) followed by the Company’s responses.
Form 10-K for the year ended September 30, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
2009 Compared to 2008, page 22
1.
Please revise your discussion of results of operations in future filings to also discuss material components of your cost of sales and gross margin. In this regard, we note that your consolidated gross profit has declined from approximately 41% at September 30, 2008 to approximately 36% at September 30, 2009, but we do not see where you have included a separate discussion of the specific causes of this decline. Refer to Item 303(A) of Regulation S-K.

In response to the Staff’s comment, on pages 23 and 24 in our Quarterly Report on Form 10-Q for the period ended December 31, 2009, which was filed on February 8, 2010, we included disclosures about material changes to income from continuing operations before income taxes. To prevent duplicative disclosures and disclosures of immaterial items that do not assist in the understanding of our first quarter operating results, we grouped the individual components of gross profit, selling, general and administrative expenses, other expenses and interest expense for purposes of this discussion. We have described the material variances that influenced income from continuing operations before income taxes and the significant economic changes that materially affected our operating results for the three months ended December 31, 2009.
We believe that the most useful information for readers is a description of the underlying business drivers of changes in income from continuing operations before income taxes. Discussing how these business drivers affected our income is consistent both with how we discuss changes in our profitability in communications with shareowners and with how we manage and analyze our business.
Nevertheless, in future filings we will include a separate discussion of the individual line items noted above to the extent a variance is material. We will also continue to include disclosures related to material changes in the components contained within income from continuing operations before income taxes.
Architecture and Software, page 23
2.
You state that you “experienced year-over-year declines in sales of this segment as a result of the global recession...” Please revise future filings to provide a more detailed discussion of the material changes in your sales that provides users with information relevant to an assessment of your financial condition and results of operations. In this regard, we note your disclosure within the operating margin section that volume changes impacted your results. In accordance with Item 303(A)(3)(iii), please revise the discussion of sales in future filings to quantify the impact of prices and volume on your sales. Please also revise to discuss any material trends in your sales, including for example, trends relating to sales in any geographic area or trends relating to any specific product groups. Please note this comment also applies to your disclosures with respect to your Control Products & Solutions segment.

In response to the Staff’s comment, on pages 24 and 25 in our Quarterly Report on Form 10-Q for the period ended December 31, 2009, which was filed on February 8, 2010, we included segment disclosures regarding the affects that volume and pricing had on our sales for both our Architecture & Software and Control Products & Solutions operating segments. We have also included a discussion of material trends in our sales for significant product groups and geographic regions.

In future filings we will continue to include disclosures related to material changes in volume, pricing and significant trends affecting sales in our geographic regions and our product, solutions and service offerings for both our Architecture & Software and Control Products & Solutions segments.
3.
We note your disclosure that operating margin was impacted by changes in volume, currency exchange rates and restructuring charges. Please revise future filings to quantify the effects of material changes. Please note this comment also applies to your disclosures relating to the Control Products & Solutions segment.

In response to the Staff’s comment, on pages 24 and 25 in our Quarterly Report on Form 10-Q for the period ended December 31, 2009, which was filed on February 8, 2010, we included disclosures regarding material changes in the operating margin results and the significant macroeconomic changes that affected both our Architecture & Software and Control Products & Solutions segments. Such disclosures included quantification of the effects of restructuring, temporary employee pay and benefit cuts, incentive compensation and pension and postretirement expenses. In future filings we will continue to include disclosures related to material changes in operating margins for each of our segments.
Critical Accounting Policies and Estimates, page 31
Retirement Benefits, page 31
4.
We note that you utilized an expected return on plan assets of 8.0% in each of 2007, 2008 and 2009 and that you expect to utilize an expected return of 8.0% in 2010. We further note that this estimate is based on actual returns on plan assets over the long term as well as the current and expected mix of plan investments. Finally, we note from your disclosure in Note 12 that your target allocation is 56% equity securities, 36% debt securities and 8% other. Please revise future filings to explain in greater detail the basis for your expected return on plan assets. Discuss your expected return for each category including an analysis of how your expected return compares with your actual returns. Also explain how you have considered the recent adverse performance in equity markets in your assumptions.

We will include in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010 disclosures explaining the basis for our expected return on plan assets, the expected return for each category of assets and a discussion of our expected return compared to actual returns. We will also explain our consideration of the current market conditions relative to the selected rate of return.

We supplementally advise the Staff that over the 15 year period ended September 30, 2009, we experienced an annualized return on our U.S. plan assets of approximately 9.1 percent on equity securities and approximately 6.8 percent on debt securities. The other category was added to our portfolio of U.S. plan assets relatively recently, and as such, we do not have comparable historical data.
Following is an example of the type of disclosure that we will include in our fiscal year 2010 Form 10-K assuming all factors remain consistent with fiscal year 2009.
Our assumed rate of return on U.S. plan assets will remain at 8.00 percent. In estimating the expected return on plan assets, we considered actual returns on plan assets over the long-term, adjusted for forward-looking considerations, such as inflation, interest rates, equity performance and the active management of the plans’ invested assets. We also considered our current and expected mix of plan assets in setting this assumption. Our expected returns on our U.S. plan assets by category are as follows:

	U.S. Plan
Asset Category	Target Allocations	Expected Return
Equity Securities	55%	9% - 10%
Debt Securities	40%	4% - 6%
Other	5%	6% - 11%
Given the 2008 credit crisis and the significant declines in equity markets through early 2009, the actual rates of return were below our expected rates in fiscal 2009 for our equity securities. However, the actual return for our debt securities significantly exceeded our expected rate of return for that category in fiscal 2009. While the financial markets have experienced recent volatility, we have not changed our expectation for long-term returns for the asset classes in which our plan assets are invested as the actual returns for our portfolio of U.S. plan assets has exceeded 8.00 percent annualized for the 15 years ended September 30, 2009.
5.
Further to the above, we note your disclosure of the impact of a change in the discount rate. Please revise future filings to also disclose the impact of other changes based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if changes in the expected rate of return would have a material impact on your results of operation or financial condition, disclose the impact that could result given the range of reasonably likely outcomes.

We will include in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010 disclosures explaining the impact of any other changes based on other potential outcomes that are reasonably likely to occur and that would materially affect our results of operations or financial condition. Following is an example of the type of disclosure that we will include in our fiscal year 2010 Form 10-K assuming all factors remain consistent with fiscal year 2009.
We estimate our pension expense will be approximately $71.2 million in 2010, an increase of approximately $38.5 million from 2009. The changes in our discount rate and return on plan assets have an inverse relationship with our net periodic benefit cost. The change in our discount rate also has an inverse relationship with our projected benefit obligation. The change in our compensation increase rate has a direct relationship with our net periodic benefit cost and projected benefit obligation. The following chart illustrates the estimated change in benefit obligation and annual net periodic pension cost assuming a change of 25 basis points in the key assumptions for our U.S. pension plans (in millions):

	Pension Benefits
	Change in	Change in
	Projected Benefit	Net Periodic
	Obligation	Benefit Cost
Discount rate	$69.3	$6.6
Return on plan assets	—	4.9
Compensation increase rate	14.2	3.3
Note 14 — Restructuring Charges and Special Items, page 66
6.
We note the significance of your restructuring charges in all fiscal years presented. Please provide to us and revise future filings to present a reconciliation of the beginning and ending liability balances related to each separate restructuring action during the periods. Refer to FASB Accounting Standards Codification 420-10-50.

We recognized restructuring charges of approximately $155 million over the three years ended September 30, 2009. Approximately $136 million of such restructuring charges related to employee severance benefits recognized in accordance with FASB Accounting Standards Codification 712-10-25 and 710-10-25. After evaluating the guidance contained within section 420-10-55 of the FASB Accounting Standards Codification, we concluded that these postemployment benefits were part of ongoing benefit arrangements as a result of our past practice of providing similar termination benefits. We determined that the benefits to be paid were part of an ongoing substantive plan, and as such, we were required to follow the accounting prescribed within sections 712 and 710 of the FASB Accounting Standards Codification. We have historically provided involuntary termination benefits pursuant to our human resource policies for U.S. employees and legally mandated involuntary termination benefits supplemented with additional amounts, where appropriate, for our non-U.S. employees. We used our historical experience to determine the appropriate level of benefits to offer the affected employees.

After evaluating the disclosure requirements within sections 712 and 710 of the FASB Accounting Standards Codification, we noted that specific disclosures are not required for severance benefits recognized in accordance with section 710-10-25 of the FASB Accounting Standards Codification. However, due to the significance of our restructuring actions, we concluded that certain disclosures related to these actions would be beneficial to the readers of our financial statements, and as such, we have historically included the following items related to all of our restructuring actions:
•	A description of the exit or disposal activity;

•	The line items of the income statement in which the costs are included;

•	Total anticipated cash expenditures for each action;

•	The amount of cash payments made related to these actions; and

•	The combined total remaining liability at the end of the reporting period.
The remaining $19 million of restructuring charges and special items incurred over the three years ended September 30, 2009 pertained to asset impairment, lease exit and contract termination costs. These costs were accounted for in accordance with FASB Accounting Standards Codification sections 360-10 and 420-10. We evaluated the disclosure requirements of these codification sections and as we deemed the amounts recorded under these specific guidelines to be immaterial to our consolidated financial statements, we have not included the specific disclosures for these types of actions within our historic financial statements.
As requested, below is a tabular reconciliation of the initial and ending liability balances as of December 31, 2009:
($ in millions)

						Dec 2009
					Currency	Accrual
Action	Charges	Payments	Usage	Adjustments	Translation	Balance
FY2007 - Cost Productivity & Manufacturing Globalization	$44	(30)	(5)	(4)	3	$8
Employee Severance Benefits	38	(29)	—	(4)	3	8
Asset Impairments	5	—	(5)	—	—	—
Lease Exit Costs	1	(1)	—	—	—	—

FY2008 - Reduce Cost Structure for Anticipated Market Conditions	$51	(41)	—	(4)	(2)	$4
Employee Severance Benefits	50	(40)	—	(4)	(2)	4
Contract Termination Costs	1	(1)	—	—	—	—

FY2009 - Reduce Cost Structure for Global Recession	$60	(21)	(10)	—	1	$30
Employee Severance Benefits	48	(20)	—	—	1	29
Asset Impairments	10	—	(10)	—	—	—
Lease Exit Costs	2	(1)	—	—	—	1

	$155	(92)	(15)	(8)	2	$42

For our remaining employee severance restructuring actions, we review the appropriateness of our accrual balances at each reporting period in accordance with sections 712 and 710 of the FASB Accounting Standards Codification, and if appropriate, adjust these estimates based upon the current facts and circumstances. We currently anticipate that the remaining accrual balance of $42 million will be paid over the next 12 months.
Although we do not believe a reconciliation of the initial and ending liability balances for each annual restructuring action is required based upon the disclosure requirements for these postemployment benefits, we do acknowledge that such a disclosure may be useful to the readers of our financial statements. As such, to the extent our restructuring accrual balances are material, we will revise future filings to present this reconciliation.
7.
As a related matter, please revise your Management’s Discussion and Analysis in future filings to discuss how the restructuring plans will affect future periods. To the extent material, consider the following additional disclosures in your MD&A:

•	Quantify and disclose the expected effects on future earnings and cash flows resulting from your restructuring activities.

•	Discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.

•
Should actual savings anticipated by the restructuring plan not be achieved as expected or are achieved in periods other than as expected, revise MD&A to discuss that outcome, why it occurred, and the possible effects on future operating results and liquidity.

In response to the Staff’s comment, on pages 23, 24 and 26 in our Quarterly Report on Form 10-Q for the period ended December 31, 2009, which was filed on February 8, 2010, we included disclosures related to the items listed above. In future filings we will continue to include disclosures of material amounts or trends that may impact our operating results or financial condition.
Note 18. Business Segment Information, page 73
8.
We note your disclosure that you have organized your products and services into two operating segments. We also note that your disclosure elsewhere in the filing of businesses within operating segments. We also note your disclosures of operations throughout the world and from review of your website that you appear to have separate managers in charge of specific geographic regions. Please tell us more about how you have evaluated your operations in concluding that you have two operating segments. Refer to section 280-10-50 of the FASB Accounting Standards Codification.

We have evaluated our operations using the management approach and the specific criteria of what constitutes an operating segment included within section 280 of the FASB Accounting Standards Codification. As a result, we have concluded that Architecture & Software (A&S) and Control Products & Solutions (CP&S) are the appropriate operating and reportable segments requiring disclosure within our consolidated financial statements. This determination, consistent with the criteria contained within section 280-10-50 of the FASB Accounting Standards Codification, was based upon the following:
•	discrete financial information is available for both;

•	their operating results are regularly reviewed by our chief operating decision maker for the purpose of making operating decisions, assessing performance and allocating resources; and

•	these components engage in business activities from which they earn revenues and incur expenses.
In addition, the segment managers for our A&S and CP&S segments have direct accountability to our Chief Operating Decision Maker for the total operating performance of their segments, including global revenues and segment profitability.
Discrete Financial Information Reviewed by Chief Operating Decision Maker
The responsibility of the Chief Operating Decision Maker (CODM) is to allocate resources to and assess the performance of the segments of an enterprise. At Rockwell Automation, the CODM is Keith Nosbusch, our Chairman of the Board, President and Chief Executive Officer. We do not consider the CODM responsibility to be a shared responsibility and we do not operate our business in that manner. Our CODM allocates resources, assesses performance and has final decision making authority; therefore, our CODM has complete control over all operating decisions, subject only to oversight of our Board of Directors.
Discrete financial statement information is available for both the A&S and CP&S operating segments as our internal financial reporting systems are structured to report global A&S and CP&S revenues and operating earnings. These are the measures used by our CODM to assess performance. Our A&S and CP&S segment managers are the only direct reports of our CODM who are directly accountable for measures of profitability.
Our CODM receives and reviews the following financial information on a regular basis:
•	Sales and Earnings Report
•
Contains global revenues and operating earnings for both A&S and CP&S consistent with the presentation of our segment information contained within Note 18, Business Segment Information of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2009

•	Sales for the A&S and CP&S operating segments for each geographic region

•	Sales for each of our Growth Initiatives and Global Accounts

•	Annual Operating Plans and Forecasts for both A&S and CP&S

•	Consolidated Balance Sheet
•	Balance sheet information is not prepared for A&S and CP&S on a stand alone basis
•	Consolidated Statement of Cash Flows
•	Cash flow information is not prepared for A&S and CP&S
Our CODM does not review or receive measures of profitability for our geographic regions, global accounts and growth initiatives.
Organizational Structure and Business Activities
Internally we at times use the term “business” or “business unit” to essentially represent or describe a product or service line offering. The management activities associated with these product or service line offerings are limited to product marketing and product/application engineering.
As referenced within section 280-10-50-9 of the FASB Accounting Standards Codification, we operate under a matrix form of organization where our segment managers are responsible for a grouping of related product and service offerings worldwide, while other managers are responsible for company-wide sales growth in our respective geographic regions.
Executive Management Organizational Structure
Mr. Nosbusch’s direct reports consist of the following persons:
•	Group Senior Vice Presidents:
•	Steve Eisenbrown — Senior Vice President, Architecture & Software

•	Bob Ruff — Senior Vice President, Control Products & Solutions
•	Functional Senior Vice Presidents:
•	Ted Crandall — Senior Vice President and Chief Financial Officer

•	John McDermott — Senior Vice President, Global Sales & Marketing

•	Martin Thomas — Senior Vice President, Operations and Engineering Services (i.e. global supply chain, including manufacturing)

•	Doug Hagerman — Senior Vice President, General Counsel and Secretary

•	Susan Schmitt — Senior Vice President, Human Resources

•	Sujeet Chand — Senior Vice President and Chief Technology Officer
Segment Business Activities
A&S contains all of the elements of our integrated control and information architecture capable of controlling the customer’s plant floor and connecting with their manufacturing enterprise. A&S’s core products are used primarily to control and monitor industrial plants and processes and typically consist of a processor, software and input/output devices. Steve Eisenbrown, Senior Vice President, Architecture & Software maintains global responsibility for these related product offerings. As such, Mr. Eisenbrown is the segment manager of our A&S operating segment.

Our CP&S operating segment combines a comprehensive portfolio of intelligent motor control and industrial control products with the customer support and application knowledge necessary to implement an automation or information solution on the plant floor. CP&S supplies components and packaged applications used in automation, including industrial components, power control and motor management products, packaged and engineered products and systems, and services. Bob Ruff, Senior Vice President, Control Products & Solutions, maintains global responsibility for these related product and service offerings. As such, Mr. Ruff is the segment manager of our CP&S operating segment.
Both Mr. Eisenbrown and Mr. Ruff are directly accountable to and maintain close contact with the CODM on a regular basis to discuss the global operating activities, financial results, forecasts, and plans for their respective operating segments. The segment managers have direct accountability for the total operating performance, including global revenues and segment profitability, for their respective groups.
Geographic Regions
Our regional leaders and their respective teams are responsible for executing our global sales and growth initiatives for both A&S and CP&S. They are not accountable for any measures related to total regional profitability. Accountability related to profitability (i.e. operating earnings) resides with our A&S and CP&S segments, not our regional locations. All of the regional leaders are direct reports to John McDermott, Senior Vice President of Global Sales & Marketing.
Conclusion
In applying section 280 of the FASB Accounting Standards Codification, we have given careful consideration to the manner in which our CODM has decided to organize and measure the Company’s performance and to allocate resources. For the reasons discussed above and consistent with the guidance within section 280-10-50-9 of the FASB Accounting Standards Codification on a matrix form of organization, we have concluded that our components based on the related product line and service offerings of A&S and CP&S constitute our operating segments. We believe our current segment reporting accurately reflects how we run our business and is consistent with the management approach required under this guidance.
9.
We note your disclosure on page 75 regarding sales by geographic region and property by geographic region. If revenues from external customers or long-lived assets attributed to any individual foreign country are material, please revise this disclosure in future filings to disclose those revenues and/or assets separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Other than for the United States, there is no individual country with material (defined as greater than 10 percent of consolidated amounts) revenues from external customers or long-lived assets. We further note that no country is close to approaching this threshold for either external customer revenues or long-lived assets, except for the United States.
As requested, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please telephone Theodore D. Crandall at (414) 382-3007 if you require additional information or wish to comment further. If you wish to comment further in writing, please send such comments to Theodore D. Crandall by facsimile at (414) 382-8455.
Very truly yours,
ROCKWELL AUTOMATION, INC.

By:	/s/ Theodore D. Crandall Name: Theodore D. Crandall Title: Senior Vice President and Chief Financial Officer
VIA EDGAR

Cc:	Kevin L. Vaughn, Securities & Exchange Commission Eric Atallah, Securities & Exchange Commission Douglas Hagerman, Rockwell Automation, Inc.